November 8, 2024

VIA EDGAR

Juan Grana and Katherine Bagley

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Beyond Air, Inc.
Registration Statement on Form S-3 filed on October 25, 2024
File No. 333-282834

Dear Mr. Grana and Ms. Bagley:

On behalf of Beyond Air, Inc. (the “Company), this letter responds to comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the Company on November 4, 2024, regarding the Company’s registration statement on Form S-3 filed on October 25, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comment has been restated below and the Company’s response is set forth immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

General

1.	Given the nature of your offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates, and that you are registering common shares held by your Chief Executive Officer, a director, and a controlling shareholder, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

Response: We have considered the factors set forth in Securities Act Rule Compliance and Disclosure Interpretations (“C&DI”) 612.09, regarding whether a purported secondary offering is really a primary offering in which the selling stockholders are acting as underwriters selling on behalf of an issuer. Based on the factors set forth in C&DI 612.09, the Company respectfully submits that the selling stockholders are not acting as underwriters or otherwise as conduits for the Company and that the resale of the shares of the Company’s common stock to be registered by the Registration Statement (the “Shares”) is not an indirect primary offering being conducted by or on behalf of the Company. In addition, and after consideration of the Staff’s comment, the Company will remove the common shares and the shares issuable pursuant to the pre-funded warrants and common warrants held by Steven Lisi, Chairman and Chief Executive Officer of the Company, and Robert F. Carey, a director of the Company, from the total Shares to be registered in Amendment No.1 to the Registration Statement (the “Amendment”). Therefore, the Company intends to register 73,765,634 Shares for resale in the Amendment.

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Background.

On September 26, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors for a private placement offering, or the Private Placement, of the Company’s common stock, pre-funded warrants and common warrants. Pursuant to the Purchase Agreement, the Company sold (i) 24,999,999 common shares together with common warrants to purchase up to 24,999,999 shares of common stock, and (ii) 15,848,712 pre-funded warrants with each pre-funded warrant exercisable for one share of common stock, together with common warrants to purchase up to 15,848,712 shares of common stock. Each common share and accompanying common warrant were sold together at a combined offering price of $0.5043, and each pre-funded warrant and accompanying common warrant were sold together at a combined offering price of $0.5042 for gross proceeds to the Company of approximately $20,600,000. The pre-funded warrants have an exercise price of $0.0001 per share, and the common warrants have an exercise price of $0.38 per share. The Private Placement closed on September 30, 2024. The common warrants and the pre-funded warrants are collectively referred to as the “warrants”.

Analysis.

In an effort to assist registrants in determining whether an offering by the selling stockholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides as follows:

612.09. It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling stockholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the above factors mentioned in the last sentence of C&DI 612.09 is considered below.

Factor 1: How Long the Selling Stockholders Have Held the Shares.

Although the safe harbor provided by Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) indicates that a holding period of six months is, under certain circumstances, sufficient to evidence investment intent and avoid being characterized as an “underwriter,” the Commission has recognized that shorter holding periods do not negate investment intent. As described in CD&I Question 139.11, the Commission regularly permits issuers to register privately issued shares (or in the case of convertible securities, the convertible security itself) for resale promptly following, or even prior to, the closing of a private placement transaction:

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“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities […] to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. […] There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

This interpretation indicates that the existence of registration rights and a short time between the issuance of the common shares and warrants and the filing date of the Registration Statement do not preclude the offering from being secondary in nature. The private placement of the common shares and warrants to the selling stockholders occurred prior to filing the Registration Statement and the selling stockholders bore market risk at the time of filing the Registration Statement. Further, the selling stockholders purchased their securities at a set price and there were no conditions to closing that were within the selling stockholders’ control or that they could cause not to be satisfied.

We are not aware of any Staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, we are not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI Question 139.11 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

Finally, the selling stockholders participated in the Private Placement with the knowledge that they might not be able to exit their positions at a profit, and they provided representations in the Purchase Agreement that they purchased the securities with the intent to invest, rather than to effect a distribution, as an underwriter would have. The selling stockholders have already been subject to the full investment risk associated with ownership of the Company’s equity securities for over one month, and even if the Registration Statement were immediately declared effective it may be several months or longer before the selling stockholders could resell all of the Shares which the Company is seeking to register. Accordingly, the selling stockholders cannot be compared to underwriters as underwriters (by definition) do not take long term risk on an issuer’s equity securities.

Factor 2: The Circumstances Under Which the Selling Stockholders Received Their Shares.

The selling stockholders acquired the common shares and warrants as part of the Purchase Agreement in a bona fide private placement transaction pursuant to an exemption from registration under Section 4(2) or Regulation D of the Securities Act. The Purchase Agreement provides that the Company is obligated to register the resale of the Shares pursuant to the terms of a registration rights agreement (the “Registration Rights Agreement”). Such registration rights are customary in private placements of this nature.

Section 2(c)(ii) of the Securities Act defines “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. In the Purchase Agreement, each selling stockholder made customary investment and private placement representations to the Company, including that (i) it is acquiring the common shares and warrants as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of the common shares and warrants or the shares issuable upon exercise of the warrants, (ii) as of the date of the Purchase Agreement it is, and on each date on which it exercises any warrants it will be, an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act, and agrees that the common shares and warrants will contain restrictive legends when issued, and none of the common shares and warrants, nor the shares issuable upon exercise of the warrants will be registered under the Securities Act, except as provided in the registration rights provision of the Purchase Agreement and the Registration Rights Agreement.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the selling stockholders have any plan to act in concert to effect a distribution of the Shares. The selling stockholders purchased the securities in an arm’s length transaction in circumstances that do not indicate that they would be an underwriter. The Company is not aware of any selling stockholder being a broker dealer or being affiliated with a broker-dealer.

Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the selling stockholders has or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the selling stockholders have taken any actions to condition or prime the market for the potential resale of the Shares.

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Factor 3: The Selling Stockholders’ Relationship to the Company.

The Company has determined to remove Mr. Lisi’s and Mr. Carey’s Shares from the Registration Statement, so no Shares are held by an officer or director of the Company or by any other shareholder with the power to control the Company’s business and affairs. The Company has confirmed to us that no selling stockholder, despite the number of securities held or its filing of a Schedule 13G, has the power to control the Company or its affiliates. To the Company’s knowledge, at no time has a selling stockholder been affiliated with or acted as a securities broker-dealer or representative thereof.

Prior to entering into the Purchase Agreement, and except for a loan by Avenue Venture Opportunities Fund, L.P. and Avenue Venture Opportunities Fund II, L.P., which has since been repaid in full, or prior investments on an arms-length basis, the Company had no relationship with the selling stockholders. The selling stockholders were not provided with any control over the Company’s business pursuant to the Purchase Agreement, neither the selling stockholders or any of their affiliates is an affiliate of the Company and each of the selling stockholders do not act as a financial advisor or fiduciary of the Company.

The registration rights granted to the selling stockholders under the Registration Rights Agreement are customary and are not indicative of any desire of the selling stockholders to sell or distribute the Shares on behalf of the Company, or at all. The selling stockholders negotiated for such customary registration rights for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Absent the contractual obligation contained in the Purchase Agreement and Registration Rights Agreement, the Company would not be filing the Registration Statement.

The selling stockholders are not acting on the Company’s behalf with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the selling stockholders that would control the timing, nature or amount of resales of such shares following the effectiveness of the Registration Statement or whether the Shares are ever resold at all under the Registration Statement.

Finally, the Company will not receive any of the proceeds from any resale of shares by the selling stockholders under the Registration Statement.

Factor 4: The Amount of Shares Involved.

After removing the common shares and the shares issuable pursuant to the pre-funded warrants and common warrants held by Mr. Lisi and Mr. Carey from the total Shares to be registered in the Amendment, the Company is seeking to register 73,765,634 shares of common stock. While the number of shares being registered are a factor considered by the Staff in determining whether an offering should be deemed to be a primary or secondary offering, we submit that undue weight should not be placed on this single factor. The Staff’s own interpretations support this position. Pursuant to C&DI 612.09, the number of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. In addition, Compliance and Disclosure Interpretation 612.12 describes a scenario in which a controlling holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

We also submit that emphasis solely on the number of shares being registered in relation to the shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting as valid many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the Selling Stockholder is acting as a conduit for the issuer to effect a primary offering.

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities.

Based on the information supplied to the Company by the selling stockholders, each of the selling stockholders is an entity ultimately 100% controlled by an individual. The Company is not aware of any selling stockholder being a broker dealer or being affiliated with a broker-dealer.

To the Company’s knowledge, the selling stockholders are not, nor have they ever been, in the business of underwriting securities. Accordingly, we believe that none of the features commonly associated with a person’s acting as an underwriter are present.

Factor 6: Whether Under all the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company.

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the selling stockholders are acting on their own behalf, and are motivated by their own self-interests, and are not acting as a conduit for the Company in connection with the offering of the Shares being registered under the Registration Statement.

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For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of the Shares by the selling stockholders, as contemplated by the Registration Statement, should appropriately be classified as a valid secondary offering and not a primary offering, and, accordingly, the Company can rely on Rule 415(A)(1)(i) of the Securities Act for the offering of the Shares.

Thank you for the opportunity to respond to your comment on the Registration Statement. If you have additional questions or comments, please contact me at aperlman@srfc.law.

Sincerely,

/s/ Avital Perlman
Avital Perlman

cc:	Steven Lisi, Chief Executive Officer of Beyond Air, Inc.
Adam Newman, General Counsel of Beyond Air, Inc.

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